                                                                     EXHIBIT 4.3

                               EXCHANGE AGREEMENT

         THIS EXCHANGE AGREEMENT (this "Agreement") dated as of March 16, 2001 (the "Effective Date"), is by and between Enron Corp., an Oregon corporation ("Enron") and Azurix Corp., a Delaware corporation ("Azurix").

                                    RECITALS:

         WHEREAS, pursuant to the Credit Agreement dated as of May 1, 1999 between Enron and Azurix, as amended (the "Credit Agreement"), Azurix is indebted to Enron for certain principal amounts borrowed under the Credit Agreement; and

         WHEREAS, Section 5.8 of the Agreement and Plan of Merger by and among Enron, Enron BW Corp., a Delaware corporation, and Azurix, dated as of December 15, 2000 (the "Merger Agreement"), contemplates the exchange of the principal amount outstanding under the Credit Agreement for preferred stock of Azurix;

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby confirmed and acknowledged), the parties hereto hereby agree as follows:

                                   ARTICLE I
                             DEFINITIONS AND TERMS

         1.01 General Definitions. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to them in the Merger Agreement.

         1.03 Construction and Interpretation. The following rules of construction and interpretation shall apply to this Agreement, unless elsewhere specifically indicated to the contrary: (a) all terms defined herein in the singular shall include the plural, as the context requires, and vice-versa; (b) pronouns stated in the neuter gender shall include the masculine, the feminine and the neuter genders; (c) the term "or" is not exclusive and shall be deemed to mean "and/or;" (d) the term "including" (or any form thereof) shall not be limiting or exclusive and shall be deemed to mean "including, without limitation;" and (e) unless otherwise indicated, any reference made in this Agreement to a Section is a reference to a section of this Agreement, any reference to an exhibit is a reference to an exhibit to this Agreement.

                                   ARTICLE II
                                  THE EXCHANGE

         2.01 Exchange. Subject to terms and conditions of this Agreement, Enron will exchange with Azurix $180,000,000 of borrowings under the Credit Agreement as of the date of the Closing (the "Principal Amount"), for 100 shares of preferred stock (the "Preferred Shares") of Azurix having the terms set forth on Exhibit A and having an aggregate initial liquidation preference equal to the Principal Amount. If the outstanding borrowings, including accrued but unpaid interest, under the Credit Agreement immediately prior to the Closing is less than $180,000,000, Enron shall advance, immediately prior to the Closing, the difference to Azurix under the Credit Agreement.

         2.02 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "Closing") will take place immediately prior to the closing specified in
Section 1.12 of the Merger Agreement, at the offices of Azurix Corp., 333 Clay Street, Suite 1000, Houston, Texas 77002, unless another date or place is agreed to by the parties hereto.

         2.03 Transfer of the Preferred Shares. At the Closing, Azurix shall deliver to Enron a certificate evidencing the Preferred Shares. Such certificate shall be duly executed and registered on the corporate books of Azurix in the name of Enron.

         2.04 Payment of Accrued Interest. At the Closing, Azurix shall be deemed to have borrowed under the Credit Agreement an amount equal to the accrued but unpaid interest under the Credit Agreement and to have paid to Enron such amount.

         2.05 Receipt. In consideration for the aforesaid delivery of the Preferred Shares and for all other duties, obligations and performances by Azurix hereunder and subject to all the other terms and conditions hereof, Enron shall deliver to Azurix a certificate in the form attached hereto as Exhibit B acknowledging transfer to Azurix of the Principal Amount and the release of Azurix from all obligations to repay principal or interest under the Credit Agreement.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF AZURIX

         Azurix represents and warrants to Enron that the following statements are true and correct:

         3.01 Preferred Shares. The Preferred Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and will have the rights, preferences and privileges described in Exhibit A hereto.

         3.02 Validity and Enforceability. All corporate action on the part of Azurix, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement, the authorization, sale, issuance and delivery of the Preferred Shares and the performance of all of Azurix's obligations hereunder has been taken or will be taken prior to the Closing. This Agreement constitutes the valid and binding obligation of Azurix, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency or other laws relating to or affecting creditors' rights generally or by general equitable principles, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF ENRON

         Enron represents and warrants to Azurix that the following statements are true and correct:

         4.01 Authorization of the Agreement. The execution and delivery by Enron of this Agreement, and the performance of its obligations hereunder, have been duly and validly authorized by all requisite action on the part of Enron. This Agreement constitutes the valid and binding obligation of Enron, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency or other laws relating to or affecting creditors' rights generally or by general equitable principles, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

         4.02 Securities Act. The Preferred Shares are being acquired for investment only and not with a view to any public distribution thereof, and Enron shall not offer to sell or otherwise dispose of the Preferred Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended.

                                    ARTICLE V
                          ADDITIONAL COVENANT OF AZURIX

         5.01 Certificate of Designation. Prior to the Closing, Azurix will file or cause to be filed the Certificate Of Designations, Preferences and Rights of Series A Preferred Stock with the Secretary of State of the State of Delaware, in the form attached hereto as Exhibit A, provided that the term "Liquidation Preference" shall be designated to equal $1,800,000.

                                   ARTICLE VI
                               GENERAL PROVISIONS

         6.01 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be delivered in accordance with Section 8.5 of the Merger Agreement.

         6.02 Headings. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         6.03 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         6.04 No Third Party Rights. This Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties to this Agreement.

         6.05 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

         6.06 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

         6.07 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) sets forth the entire understanding and agreement among the parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement.

         6.08 Damages. The parties hereby waive their rights to recover any consequential, indirect, punitive or exemplary damages under any circumstances (whether styled as loss of profit, loss of expected economic advantage, punitive, exemplary, or treble damages, or any penalty or punitive type of damages) regardless of whether such damages may be available under applicable law, whether in arbitration or litigation.



                  [Remainder of Page Left Blank Intentionally]

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                           ENRON CORP.


                                           By:  /S/ AMIT WALIA
                                              ---------------------------------
                                           Name:  Amit Walia
                                           Title: Vice President, Corporate
                                                  Development


                                           AZURIX CORP.


                                           By: /S/ JOHN L. GARRISON, JR.
                                               --------------------------------
                                           Name:  John L. Garrison, Jr.
                                           Title: President and Chief Executive
                                                  Officer

                                                                       Exhibit A



                  CERTIFICATE OF DESIGNATIONS, PREFERENCES AND
                       RIGHTS OF SERIES A PREFERRED STOCK

                         Pursuant to Section 151 of the
                        Delaware General Corporation Law

         The undersigned President and Secretary, respectively, of Azurix Corp., a Delaware corporation (the "Company"), certify that pursuant to authority granted to and vested in the Board of Directors of the Company by the provisions of the Restated Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Company's Board of Directors has duly adopted the following resolutions creating the Series A Preferred Stock:

         RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Company by Article IV of the Company's Restated Certificate of Incorporation, a series of preferred stock of the Company be, and it hereby is, created out of the authorized but unissued shares of the capital stock of the Company, such series to be designated Series A Preferred Stock (the "Series A Preferred Stock"), to consist of 100 shares, par value $.01 per share, of which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be (in addition to those set forth in the Company's Restated Certificate of Incorporation) as follows:

1.       Certain Definitions.

         Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated:

         "Common Stock" means shares of the common stock, par value $.01 per share, of the Corporation.

         "Dividend Payment Date" shall have the meaning set forth in subparagraph 2(a).

         "Dividend Period" shall have the meaning set forth in subparagraph
2(a).

         "Final Redemption Date" shall have the meaning set forth in subparagraph 4(e).

         "Indenture" shall mean the Indenture dated as of February 18, 2000 between the Company and Chase Bank of Texas, National Association, as Trustee.

         "Issue Date" shall mean the date the shares of Series A Preferred Stock in question are issued by the Company.

         "Junior Stock" means the Common Stock and any other class or series of securities of the Company (i) not entitled to receive any distributions unless all distributions required to have been paid or declared and set apart for payment on the Series A Preferred Stock shall have been so paid or declared and set apart for payment, (ii) not entitled to receive any assets upon the liquidation, dissolution or winding up of the affairs of the Company until the Series A Preferred Stock shall have received the entire amount to which such shares are entitled upon such liquidation, dissolution or winding up, and (iii) not entitled to redemption until the Series A Preferred Stock shall have been redeemed in full.

         "Liquidation Preference" means One Million Eight Hundred Thousand Dollars ($1,800,000) per share of the Series A Preferred Stock.

         "Optional Redemption Date" means the first date that the Series A Preferred Stock may be redeemed or repurchased by the Company and still not constitute Redeemable Stock (as such term is defined in the Indenture) or, if earlier, the date on which all Senior Notes (as such term is defined in the Indenture) have been paid or redeemed.

         "Parity Stock" means (i) any class or series of securities of the Company entitled to receive payment of dividends on a parity with the Series A Preferred Stock and (ii) any class or series of securities of the Company entitled to receive assets upon the liquidation, dissolution or winding up of the affairs of the Company on a parity with the Series A Preferred Stock.

         "Record Date" shall have the meaning set forth in subparagraph 2(a).

         "Redemption Agent" shall have the meaning set forth in subparagraph
4(d).

         "Redemption Date" shall have the meaning set forth in subparagraph
4(c).

         "Redemption Price" means the per share price to be paid upon redemption of the Series A Preferred Stock, which shall equal the Liquidation Preference, plus accrued and unpaid dividends (including any accrued but unpaid dividends thereon) to and including the Redemption Date.

         "Senior Stock" means (i) any class or series of securities of the Company ranking senior to the Series A Preferred Stock in respect of the right to receive payment of distributions and (ii) any class or series of securities of the Company ranking senior to the Series A Preferred Stock in respect of the right to receive assets upon the liquidation, dissolution or winding up of the affairs of the Company.

         2.       Dividends.

         (a) Subject to the prior preferences and other rights of any Senior Stock, the holders of the Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at a rate of eleven percent (11%) per annum compounded quarterly and, subject to the provisions hereof, no more. Such dividends shall be cumulative from their Issue Date and shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year (each such date being herein referred to as a

"Dividend Payment Date"), commencing on the Dividend Payment Date next succeeding their Issue Date. The quarterly period between consecutive Dividend Payment Dates shall hereinafter be referred to as a "Dividend Period." Each such dividend shall be paid to the holders of record of the Series A Preferred Stock as their names appear on the share register of the Company on the corresponding Record Date. As used above, the term "Record Date" means, with respect to the dividend payable on March 31, June 30, September 30 and December 31, respectively, of each year, the preceding March 15, June 15, September 15 and December 15, or such other record date designated by the Board of Directors of the Company with respect to the dividend payable on such respective Dividend Payment Date. Notwithstanding the foregoing, for the dividend payable March 31, 2001, the Record Date shall be the Issue Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid, together with any accrued but unpaid dividends thereon to and including the date of payment, at any time, without reference to any Dividend Payment Date, to holders of record on such date, not earlier than the 50th day preceding the payment date thereof, as may be fixed by the Board of Directors. Notwithstanding anything contained in this paragraph 2 to the contrary, dividends accruing prior to the Optional Redemption Date shall not be paid until a date occurring after the Optional Redemption Date, which date of payment shall be determined by the Board of Directors in its sole discretion. Dividends that accrue after the Optional Redemption Date shall be payable in cash on the dates on which they accrue.

         (b) If, on any Dividend Payment Date, the holders of the Series A Preferred Stock shall not have received the full dividends provided for the benefit of such holders, then such dividends shall cumulate and shall accrue additional dividends to and including the date of payment thereof at the rate of eleven percent (11%) per annum compounded quarterly on each Dividend Payment Date whether or not earned or declared. Unpaid dividends for any period less than a full Dividend Period shall cumulate on a day-to-day basis and shall be computed on the basis of a 90-day Dividend Period.

3.       Distributions Upon Liquidation, Dissolution or Winding Up.

         In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Company, subject to the prior preferences and other rights of any Senior Stock, but before any distribution or payment shall be made to the holders of Junior Stock, the holders of the Series A Preferred Stock shall be entitled to be paid the Liquidation Preference of all outstanding shares of the Series A Preferred Stock as of the date of such liquidation or dissolution or such other winding up, plus any accrued but unpaid dividends (including any accrued but unpaid dividends thereon), if any, to such date, and no more. If such payment shall have been made in full to the holders of the Series A Preferred Stock, and if payment shall have been made in full to the holders of any Senior Stock and Parity Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Company shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such liquidation, dissolution or other winding up of the affairs of the Company, the net assets of the Company distributable among the holders of all outstanding shares of the Series A Preferred Stock and of any Parity Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Company remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be distributed among the holders of the Series A Preferred Stock and of any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Company into or with another corporation or corporations nor the sale of all or substantially all of the assets of the Company to another corporation or corporations shall be deemed a liquidation, dissolution or winding up of the affairs of the Company within the meaning of this paragraph 3.

4.       Redemption by the Company.

         (a) The Series A Preferred Stock shall not be redeemed in whole or in part on or prior to the Optional Redemption Date. After the Optional Redemption Date, the Company may, at its option, redeem in cash at any time in whole or in part the Series A Preferred Stock at the Redemption Price per share. The Company shall be obligated to redeem in cash all outstanding Series A Preferred Stock, if any, at the Redemption Price per share on the second anniversary of the Optional Redemption Date (the "Mandatory Redemption Date").

         (b) If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to subparagraph 4(a) then the Company shall select the shares of Series A Preferred Stock to be redeemed by such method as the Board of Directors of the Company shall deem fair and appropriate.

         (c) Notice of redemption of shares of Series A Preferred Stock shall be sent by or on behalf of the Company, by hand delivery or first class mail, postage prepaid, to the holders of record of the outstanding shares of Series A Preferred Stock to be redeemed at their respective addresses as they shall appear on the records of the Company, not later than the 30th day nor earlier than the 60th day prior to the date fixed for redemption (the "Redemption Date"), which notice, in the case of a redemption pursuant to the second sentence of subparagraph 4(a) above, shall (i) notify such holders of the election of the Company to redeem such shares and of the Redemption Date, (ii) state the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and the Redemption Price therefor, and (iii) state the name and address of any Redemption Agent selected by the Company in accordance with subparagraph 4(d) below, and the name and address of the Company's transfer agent for the Series A Preferred Stock. The Company may act as the transfer agent for the Series A Preferred Stock.

         (d) The Company may act as the redemption agent to redeem the Series A Preferred Stock. The Company may also appoint as its agent for such purpose a bank or trust company in good standing, organized under the laws of the United States of America or any jurisdiction thereof, and having capital, surplus and undivided profits aggregating at least Two Hundred Million Dollars ($200,000,000), and may appoint any one or more additional such agents which shall in each case be a bank or trust company in good standing organized under the laws of the United States of America or of any jurisdiction thereof, having an office or offices in the City of New York, New York, or such other place as shall have been designated by the Company, and having capital, surplus and undivided profits aggregating at least Two Hundred Million Dollars ($200,000,000). The Company or such bank or trust company is hereinafter referred to as the "Redemption Agent." Following such appointment and prior to any redemption, the Company shall deliver to the Redemption Agent irrevocable written instructions authorizing the Redemption Agent, on behalf and at the expense of the Company, to cause such notice of redemption to be duly made as herein provided as soon as practicable after receipt of such irrevocable instructions and in accordance with the above provisions. All funds necessary for the redemption shall be deposited with the Redemption Agent in trust no later than the second business day prior to the Redemption Date, for the pro rata benefit of the holders of the shares so called for redemption, so as to be and continue to be available therefor. Neither failure to provide any such notice to one or more such holders nor any defect in any notice shall affect the sufficiency of the proceedings for redemption as to other holders.

         (e) If notice of redemption shall have been given as hereinbefore provided, and the Company shall not default in the payment of the Redemption Price, then each holder of shares called for redemption shall be entitled to all preferences, relative and other rights accorded by this resolution until and including the Redemption Date. If the Company shall default in making payment or delivery as aforesaid on the Redemption Date, then each holder of the shares called for redemption shall be entitled to all preferences, relative and other rights accorded by this resolution until and including the date (the "Final Redemption Date") when the Company makes payment or delivery as aforesaid to the holders of the Series A Preferred Stock. From and after the Redemption Date or, if the Company shall default in making payment or delivery as aforesaid, the Final Redemption Date, the shares called for redemption shall no longer be deemed to be outstanding, and all rights of the holders of such shares shall cease and terminate, except the right of the holders of such shares, upon surrender of certificates therefor, to receipt of amounts to be paid hereunder. The deposit of monies in trust with the Redemption Agent shall be irrevocable except that the Company shall be entitled to receive from the Redemption Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings, and any balance of monies so deposited by the Company and unclaimed by the holders of the Series A Preferred Stock entitled thereto at the expiration of two (2) years from the Redemption Date or, if the Company shall default in making payment or delivery as aforesaid, the Final Redemption Date shall be repaid, together with any interest or other earnings thereon, to the Company, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Company shall look only to the Company for such payment, without interest.

5.       Voting Rights.

         Except as otherwise required by law, shares of Series A Preferred Stock shall not entitle the holder thereof to any voting rights, except the consent or approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, shall be required to approve, and the Company shall not without such approval, (i) amend, alter or repeal (whether by merger, consolidation or otherwise) any of the provisions of this Certificate of Designation or (ii) authorize or issue any Senior Stock or Parity Stock.

6.       Exclusion of Other Rights.

         Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation (as such may be amended from time to time) and in the Company's Certificate of Incorporation.

7.       Headings of Subdivisions.

         The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

8.       Severability of Provisions.

         If any right, preference or limitation of the Series A Preferred Stock set forth in this Certificate of Designation (as such may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designation (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9.       Status of Reacquired Shares.

         Shares of Series A Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.

         IN WITNESS WHEREOF, this Certificate has been duly executed by the undersigned, the respective President and Secretary of the Company this 15th day of March, 2001.

                                          AZURIX CORP.



                                          By:
                                             ----------------------------------
                                          Name:   John L. Garrison, Jr.
                                          Title:  President and Chief Operation
                                                  Officer



ATTEST:



By:
   -----------------------------------------
Name:  Norma A. Tidrow
Title: Secretary

                                                                       Exhibit B


                             RELEASE OF OBLIGATIONS



                                 March 16, 2001



To:      Azurix Corp.

From:    Enron Corp.

Re: Credit Agreement dated as of May 1, 1999 between Enron and Azurix, as amended (the "Credit Agreement")

         Enron Corp., an Oregon corporation, hereby acknowledges receipt of one hundred shares of Series A Preferred Stock of Azurix in consideration for the $180,000,000 outstanding amount of indebtedness owed by Azurix Corp. to Enron Corp. under the Credit Agreement. Enron hereby acknowledges that all outstanding principal and interest under the Credit Agreement have been paid in full and hereby releases Azurix from any and all obligations under the Credit Agreement.



                                               ENRON CORP.


                                               By:
                                                   -----------------------------
                                               Name:
                                               Title: